
                U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3                   Washington, D.C. 20529                            OMB APPROVAL
                                                                    -------------------------
        INITIAL STATMENT OF BENEFICIAL OWNERSHIP OF SECURITIES      OMB Number  3235-0104
                                                                    Expires:  February 1, 1999
                                                                    Estimated average burden
                                                                    hours per response...0.5
                                                                    -------------------------


      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940


----------------------------------------  ----------------------  -------------------------------------------- -------------------
 1. Name and Address of Reporting Person    2. Date of Event       4. Issuer Name and Tickets or Trading Symbol
                                               Requiring Statment  Cascade Corporation - CAE
Harrison        William             J.        (Month/Day/Year)
----------------------------------------       4--1--97  (1)      -------------------------------------------- -------------------
   (Last)       (First)        (Middle)   ----------------------  5. Relationship of Reporting Person to         6. If amendment
                                            3. IRS or Social Sec-     Issuer (Check all applicable)                 Date of
27 Fox Run Drive, RR #3                       curity Number of           Director             10% Owner             Original
----------------------------------------      Reporting Person      -----                -----                     (Month/Day/Year)
                 (Street)                     (Voluntary)             (1) Officer              Other (Specify
Guelph, Ontario                N1H6N9                               -----                -----        below)
----------------------------------------  ----------------------        (give title below)
   (City)  (State)                                                               EXECUTIVE VICE PRESIDENT
                                                                                 -------------------------
                                                                 --------------------------------------------- -------------------
----------------------------------------------------------------------------------------------------------------------------------




-----------------------------------------    -----------------------    --------------------  ----------------------------------
 1. Title of Security                         2. Amount of Securites     3. Ownership          4. Nature of Indirect Beneficial
     (Instr. 4)                                  Beneficially Owned         Form Direct           Ownership
                                                 (Instr. 4)                 (D) or Indirect       (Instr. 5)
                                                                            (I) (Instr 4.)
-----------------------------------------    -----------------------    --------------------  ----------------------------------
Common Stock                                           5,000 Shares               I            Shares held by W.J. Harison
-----------------------------------------    -----------------------    --------------------  ----------------------------------
                                                                                               Holdings Ltd., which is 100%-
-----------------------------------------    -----------------------    --------------------  ----------------------------------
                                                                                               owned by William J. Harrison
-----------------------------------------    -----------------------    --------------------  ----------------------------------
Common Stock                                          5,000 Shares                I            Shares held by Notable Partners,
-----------------------------------------    -----------------------    --------------------  ----------------------------------
                                                                                               Ltd., which is 100%- owned by W.J.
-----------------------------------------    -----------------------    --------------------  ----------------------------------
                                                                                               Harrison and his spouse.
-----------------------------------------    -----------------------    --------------------  ----------------------------------

-----------------------------------------    -----------------------    --------------------  ----------------------------------

-----------------------------------------    -----------------------    --------------------  ----------------------------------

-----------------------------------------    -----------------------    --------------------  ----------------------------------

-----------------------------------------    -----------------------    --------------------  ----------------------------------

-----------------------------------------    -----------------------    --------------------  ----------------------------------


Reminder Report on a separate time for each class of Securites beneficially owned directly or indirectly (Print or Type Responses)

Form 3 (continued)   Table II-Derivative Securites Beneficially Owned (e.g.,
                     puts, calls, warrants, options, convertible securities)


--------------------------------   -------------------   -----------------------------  ----------    ----------   --------------
 1. Title of Derivative Security    2. Date Exercisable  3. Title and Amount of Sec-     4. Conver-     5. Owner-    6. Nature of
    (Instr. 4)                         and Expiration       urities Underlying             sion or     ship         Indirect
                                       Date                 Derivative Security            Exercise    Form of      Beneficial
                                       (Month/Day/Year)     (Instr. 4)                     Price of    Deriva-      Ownership
                                                                                           Deriva-     tive Sec-    (Instr. 5)
                                   --------------------  -----------------------------     tive        urity
                                                                                Amount     Security    Direct(D)
                                     Date      Expira-                          or                     or In-
                                     Exer-     tion              Title          Number                 direct(I)
                                     cisable   Date                             of                     (Instr. 5)
                                                                                Shares


--------------------------------   -------     -------   --------------------- ------- -------  -----------  --------------
Exchangeable Preference Shares,
--------------------------------   -------     -------   --------------------- ------- -------  -----------  --------------
Cascade (Canada) Holdings Inc.      3/97         None      Common Stock        1100000   N/A         I       Derivative
                                                                                                             Security
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
(Exchangeable share-for -share)                                                                              is held by
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             Couphar Ltd.,
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             which is 86%-
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             owned by W.J.
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             Harrison Hold-
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             ings Ltd.,
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             100% owned by
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------
                                                                                                             W.J. Harrison
--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------

--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------

--------------------------------   -------------------   --------------------- ------- -------  -----------  --------------



Explanation Responses (1) Mr. Harrison was elected Executive Vice President of Cascade Corporation March 11, 1997 however, his principal duties have remained as President of a newly-acquired subsidiary. Mr Harrison has been nominated for election as a Director at the Corporation's annual meeting May 13, 1997. It is anticipated he will have Cascade Corporation policy-making functions prior to that date.

                            /s/ W.J. Harrison                       3/28/97
                            -------------------------------------   --------
                            **Signature of Reporting Person           Date

**International misstatements or ommission of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 1511SC 780(a)

Note: File copies of this Form, one of which must be manually signed if space provided is insufficient, See Instruciton 6 for procedures.